Ex. 99.28(h)(10)(i)

Management Fee Waiver Agreement

This Agreement, is dated as of the 27th day of April, 2020, between JNL Series Trust (the “Trust”), on behalf of each fund listed on Schedule A attached hereto (each a “Fund” and collectively, the “Funds”), and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of each Fund pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Funds, and the Adviser.

Whereas, T. Rowe Price Associates, Inc. (“T. Rowe Price”) has been appointed the sub-adviser of the Funds pursuant to an Investment Sub-Advisory Agreement among the Trust, the Adviser and T. Rowe Price (the “Sub-Advisory Agreement”).

Whereas, T. Rowe Price would like the flexibility to gain exposure to the floating rate loan asset class through investments in the T. Rowe Price Institutional Floating Rate Fund (the “Floating Rate Fund”) and T. Rowe Price has received a no-action letter from the staff of the U.S. Securities and Exchange Commission (the “SEC”) that allows mutual funds that retain T. Rowe Price as a sub-adviser to invest a portion of such fund’s assets in shares of other T. Rowe Price-sponsored funds.

Whereas, T. Rowe Price has agreed that the net asset value of shares of the Floating Rate Fund held in each Fund’s portfolio would be excluded from each Fund’s total assets in calculating the sub-advisory fees payable to T. Rowe Price by the Adviser, which will result in a reduction in the fees payable to T. Rowe Price (the “Sub-Advisory Fee Waiver”).

Whereas, the Adviser and T. Rowe Price agree that if a Fund invests in the Floating Rate Fund, there would be no duplicative investment management fees charged on the applicable Fund’s assets invested in the Floating Rate Fund.

Whereas, the Trust, on behalf of the Funds, and the Adviser desire to enter into the arrangements described herein relating to the advisory fees of the Funds.

Now, therefore, the Trust, on behalf of the Funds, and the Adviser hereby agree as follows:

1.

The Adviser hereby agrees to waive, for each Fund, the portion of its advisory fee equal to the Sub-Advisory Fee Waiver.

2.

The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.

The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the SEC, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits each Fund to do so.

4.

This Agreement shall remain in effect so long as the Sub-Advisory Agreement remains in effect, but may be changed, waived, discharged or terminated only by an instrument in writing approved by the Board of Trustees of the Trust.

[Signature Page Follows]

In Witness Whereof, the parties hereto have executed this Agreement as of the date first written above.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President & Chief Executive Officer

Schedule A

Dated April 27, 2020

Funds
JNL Multi-Manager Emerging Markets Equity Fund
JNL/T. Rowe Price Balanced Fund
JNL/T. Rowe Price Capital Appreciation Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price U.S. High Yield Fund

A-1